SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              -------------------

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                                STRATASYS, INC.
                               (Name of Issuer)


                         Common Stock, $.01 par value
                        (Title of Class of Securities)


                                  862685-10-4
                                (CUSIP Number)


                             Kenneth R. Koch, Esq.
                 Squadron, Ellenoff, Plesent & Sheinfeld, LLP
                               551 Fifth Avenue
                           New York, New York 10176
                                (212) 661-6500
                              -------------------

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 May 10, 1996
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

    Check the following box if a fee is being paid with this statement [X].

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                                 SCHEDULE 13D

CUSIP NO. 862685-10-4
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         Nathan A. Low                      ###-##-####
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [ ]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS
         SC, PF, 00 (See Item 3)

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
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                           7        SOLE VOTING POWER
                                    322,000 (See Item 5)
  NUMBER OF           --------------------------------------------------------
   SHARES
BENEFICIALLY               8        SHARED VOTING POWER
   OWNED                            None
  BY EACH
 REPORTING
  PERSON              --------------------------------------------------------
   WITH
                           9        SOLE DISPOSITIVE POWER
                                    322,000 (See Item 5)

                      --------------------------------------------------------

                           10       SHARED DISPOSITIVE POWER
                                    None
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         322,000 (See Item 5)

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  [ ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.0 %
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14       TYPE OF REPORTING PERSON*
         IN
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Item 1.  Security and Issuer.

         This Statement relates to shares of Common Stock, par value $.01 per share (the "Shares"), of Stratasys, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 14950 Martin Drive, Eden Prairie, Minnesota 55344.

Item 2.  Identity and Background.

         The Reporting Person is Nathan A. Low. His business address is c/o Sunrise Securities Corp., 135 East 57th Street, New York, New York 10022. The Reporting Person is the sole stockholder of, and his principal occupation is serving as President of, Sunrise Securities Corp., a registered broker-dealer, and Sunrise Financial Group, Inc., a public relations firm.

         During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         On May 10, 1996, the Reporting Person purchased warrants to acquire an aggregate of 150,000 Shares, for an aggregate of $900,000, to be paid on a deferred basis (as described in Item 4). On May 10, 1996, the Reporting Person exercised such warrants and warrants to purchase an additional 50,000 Shares for $2,000 in cash and a note for $1,348,000, as described in Item 4.

Item 4. Purposes of Transaction.

         Pursuant to a Warrant Purchase and Sale Agreement, dated as of May 10, 1996 (the "Purchase Agreement"), among Vertical Financial Inc. ("Vertical") Robb Matzner ("Matzner"), and the Reporting Person, the Reporting Person acquired, for $525,000, warrants to purchase 87,500 shares of Common Stock from Vertical and, for $375,000, warrants to purchase 62,500 shares of Common Stock from Matzner (collectively, the "Purchased Warrants"). The exercise price of the Purchased Warrants was $8.00 per share and such warrants were due to expire on October 28, 2001.

         Pursuant to a Warrant Modification and Exercise Agreement, dated as of May 10, 1996 (the "Warrant Exercise Agreement"), among the Issuer, Vertical, Matzner, the Reporting Person, Floy L. Shaeffer, Donald Heimstaedt, and Sunrise Securities Corp. ("Sunrise"), the Reporting Person exercised the Purchased Warrants and

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warrants to purchase an additional 50,000 shares of Common Stock (the
"Additional Warrants"). The exercise price of the Additional Warrants was $3.00 per share and such warrants were due to expire on October 28, 2001. Payment of the exercise price for the 200,000 Shares (the "Warrant Shares") underlying the warrants was made by the payment of $.01 per Share in cash (an aggregate of $2,000) and the balance ($1,348,000) in the form of a promissory note (the "Note"), bearing interest from and after August 10, 1996 at the prime rate as published in the Wall Street Journal and due on May 10, 1997,subject to mandatory prepayment on the earlier of (i) four business days after any sale of the Warrant Shares to the extent of the net proceeds therefrom and
(ii) 60 days after the date the registration statement (the "Registration Statement") registering the sale of the Warrant Shares is declared effective by the Securities and Exchange Commission. On May 10, 1996, the holders of warrants, including the Purchased Warrants and the Additional Warrants, exercised demand registration rights in accordance with the terms of such warrants to require the Company to use its best efforts to cause the Registration Statement to be filed and declared effective. To secure the Reporting Person's obligations under the Note, the Reporting Person pledged to the Company pursuant to a Pledge Agreement (the "Pledge Agreement"),
100,000 of the Warrant Shares received upon exercise of the Purchased
Warrants and Additional Warrants.

         Pursuant to the Purchase Agreement, the Reporting Person agreed to pay Vertical and Matzner for the Purchased Warrants 50% in cash on the day after the date the Registration Statement is declared effective and the balance in cash on the fifth day following such effective date, provided that if the Registration Statement is not declared effective by July 8, 1996 the Reporting Person agreed to pay 50% of the purchase price on July 8, 1996 and the balance on the first business day after the Registration Statement is declared effective. To secure his obligation to pay the purchase price for the Purchased Warrants, the Reporting Person pledged certain of the Warrant Shares to Matzner and Vertical pursuant to a pledge agreement (the "Second Pledge Agreement"). The pledge of the Warrant Shares to Matzner and Vertical is subordinate to the pledge to the Issuer under the Pledge Agreement. Pursuant to an Escrow Agreement (the "Escrow Agreement"), dated as of May 10, 1996, among Bachner Tally, as escrow agent, Vertical, Matzner, the Reporting Person and the Issuer, certain of the Warrant Shares are to be held in escrow until the Reporting Person's obligations to Vertical and Matzner have been paid and, if such obligations are not paid when due 150,000 of the Warrant Shares are to be returned to Matzner and Vertical in return for payment to the Reporting Person of any amounts theretofore paid to them, plus the amount of any exercise price theretofore paid for such Warrant Shares.

         Except as otherwise disclosed herein and absent any change in personal circumstances, the Reporting Person intends to maintain his equity position in the Issuer at least until the Registration Statement is declared effective. At such time, the Reporting Person may liquidate a portion of his investment. The Reporting Person intends to review on a continuing basis his investment in the Issuer and may, depending upon his evaluation

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of the Issuer's business and prospects, the prevailing market price for the
Issuer's securities, and upon future developments business and economic conditions, determine to increase, decrease or continue to hold or dispose of any or all of his position in the Issuer.

Item 5.  Interests in Securities of the Issuer.

         (a) The Reporting Person beneficially owns 322,000 Shares, representing approximately 6.0% of the Outstanding Shares of the Issuer.1

         (b) The Reporting Person has sole voting power over 322,000 Shares (including Shares underlying warrants, expiring December 31, 1999, to purchase 120,000 Shares at $6.00 per Share and warrants expiring November 3, 1998, to purchase 2,000 Shares at $21 per Share). The foregoing does not include warrants, expiring November 3, 2000, to purchase 25,000 Shares at $14 per Share as such warrants do not become exercisable until November 3, 1996.

         (c) Except for the transactions on May 10, 1996 described in Item 4, the Reporting Person has not, in the past sixty days, engaged in any transaction involving Shares of the Issuer, except as follows:

                  (a) The Nathan A. Low Individual Retirement Account sold
                      5,000 Shares at $18.6050 per Share on each of April 18, 1996 and April 23, 1996, (b) the Reporting Person sold 1,000 Shares on April 18, 1996 at $18.6050 per Share and
                      (c) the Reporting Person sold 5,000 Shares on
                      April 25, 1996 for $19.1875 per Share, 20,000 Shares on May 2, 1996 for $18.875 per Share, and 5,000 Shares on May 3, 1996 for $18.75 per Share. Each of such sales was made on the open market through a brokerage firm.

         (d)      N/A.

         (e)      N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as described in Items 4 and 5, the Reporting Person has no agreements or understandings with any person or entity respecting the securities of the Issuer.

---------------------------

1 Based on 4,863,855 Shares of the Issuer reported to be outstanding as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, plus 400,000 Shares underlying warrants exercised on May 10, 1996.


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Item 7.  Material to be Filed as Exhibits.

                  1)       Warrant Exercise Agreement.

                  2)       Purchase Agreement.

                  3)       The Note.

                  4)       Pledge Agreement.

                  5)       Second Pledge Agreement.

                  6)       Escrow Agreement.






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                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  May 18, 1996                                  \s\ Nathan A. Low
                                                      ---------------------
                                                          Nathan A. Low







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                                 EXHIBIT INDEX



         1)       Warrant Exercise Agreement.

         2)       Purchase Agreement.

         3)       The Note

         4)       Pledge Agreement.

         5)       Second Pledge Agreement.

         6)       Escrow Agreement.




                               Page 8 of 8 pages